NEWS RELEASE 07-01	January 9, 2007

FRONTEER CONTINUES TO EXPAND AGI DAGI GOLD PROJECT, NW TURKEY

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) is pleased to announce that Teck Cominco's Turkish subsidiary (“TCAM”), who has the property under option, continues to intersect significant new gold mineralization at Fronteer’s 100% owned Agi Dagi project in northwestern Turkey. Currently, five drill rigs are operating at Agi Dagi, focussed on expanding the 2006 resource areas, as well as testing additional targets for new discoveries. In total, 16,357 metres of drilling was completed at Agi Dagi in 2006.

DELI ZONE

Four new drill holes from the Deli Zone continue to demonstrate that this resource area remains open for expansion. In particular:

  Drill hole AD-230 intersected 1.41 grams per tonne gold over 60.20 metres, including 5.55 grams gold per tonne over 11.00 metres. This intersection is interpreted to be a continuation of the same zone that was intersected 116 metres to the east of AD-212, which returned 3.96 grams per tonne gold over 111.3 metres.

Other new significant intersections from the Deli Zone include:

  0.91 grams per tonne gold over 24.00 metres, including 1.21 grams per tonne gold over 15.00 metres from hole A-218, a hole outside the southeast limit of the 2006 resource area.

  0.71 grams per tonne gold over 16.35 metres, including 1.06 grams per tonne gold over 8.40 metres from hole AD-222.

  0.80 grams per tonne gold over 17.60 metres including 1.15 grams per tonne gold over 9.95 metres from hole AD-211, a hole outside the northern limit of the 2006 resource area.

FIRETOWER

Firetower is a new target area located approximately 1.5 kilometres to the southwest of the Deli Zone that has seen very little drilling to date. Significant results intersected at Firetower are:

  1.00 gram per tonne gold over 11.10 metres from hole AD-214

  0.82 grams per tonne gold over 8.75 metres from hole AD-232

  1.15 grams per tonne gold over 14.90 metres from hole AD-136

  1.14 grams per tonne gold over 7.50 metres from hole A-143

The orientation of mineralized zones is variablebut true widths are estimated to be 90 percent of those stated. For a drill hole location map of the Agi Dagi area please use the following link: http://www.fronteergroup.com/i/IR/AgiDagi07-01.jpg

In addition to the drilling at Agi Dagi, Fronteer and TCAM completed nearly 7,000 metres of drilling at Kirazli and 2,200 metres of drilling at Pirentepe and Halilaga in 2006. In 2007, TCAM is planning an aggressive 10-12 rig drilling campaign to follow up on this past year’s promising results. In May 2006, TCAM elected to exercise its right to earn a 60% interest in the Agi Dagi project, currently 100% owned by Fronteer. To earn its 60% interest, TCAM is required to spend approximately US$10 million at Agi Dagi before April 30th, 2008.

TABLE OF SIGNIFICANT ASSAY RESULTS

Hole ID	From	To	Au g/T	Interval (m)
AD-211	101.90	119.50	0.80	17.60
incl	107.35	117.30	1.15	9.95
AD-213	65.00	68.50	0.82	3.50
and	137.30	140.10	1.32	2.80
AD-214	4.00	14.10	0.79	10.10
incl	10.70	14.10	1.73	3.40
and	100.55	111.65	1.00	11.10
incl	101.50	108.45	1.17	6.95
AD-217	22.40	44.40	0.63	22.00
incl	34.10	44.40	0.65	10.30
incl	36.20	39.40	1.28	3.20
A-218	1.50	25.50	0.91	24.00
incl	10.50	25.50	1.21	15.00
A-220	6.00	58.50	0.44	52.50
and	85.50	100.50	0.59	15.00
AD-221	50.30	51.40	4.90	1.10
AD-222	4.50	18.00	0.64	13.50
and	91.00	133.15	0.46	42.15
incl	108.00	124.35	0.71	16.35
incl	110.30	118.70	1.06	8.40
AD-225	93.50	107.30	0.65	13.8
A-228	22.50	30.00	0.90	7.50
and	60.00	66.00	0.52	6.00
and	164.40	167.00	1.38	2.60
and	210.50	219.00	0.76	8.50
AD-230	78.50	138.70	1.41	60.20
incl	84.00	122.00	2.16	38.00
incl	95.00	106.00	5.55	11.00
and	184.50	191.50	1.02	7.00
AD-231	103.50	107.90	0.51	4.40
AD-232	134.00	182.40	0.62	48.40
and	215.45	224.20	0.82	8.75
AD-136	278.50	301.50	0.91	23.00
incl	278.50	293.40	1.15	14.90
A-143	69.00	76.50	1.14	7.50
incl	69.00	72.00	2.39	3.00
and	154.5	187.50	0.64	33.00

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries strategic acquisitions. There are currently eight drill rigs operating in Turkey and one drill rig operating Mexico on two gold-silver projects. Fronteer has a strong balance sheet and holds a 47.2% interest in Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

 info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Samples were analyzed by ALS Chemex, North Vancouver, and GDL, Vancouver, BC, using ICP-AES and fire assay.Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.